KW 3/14/14

[redacted]

14048096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sagent Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

299 Park Avenue, 9th Floor
(No. and street)

New York	NY	10171
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott D. Kaplan **(212) 904-9477**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

SAGENT ADVISORS, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Scott D. Kaplan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Sagent Advisors, LLC (the "Company") as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Scott D. Kaplan
Chief Financial Officer

Subscribed to before me this
28th day of February, 2014.

Notary Public

DONNA L TROTMAN
Notary Public, State of New York
No. 01TR6127372
Qualified in Kings County
My Commission Expires May 23, 2017

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Audit Committee of
Sagent Holdings, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Sagent Advisors, LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sagent Advisors, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

SAGENT ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 23,234,016
Security deposits (Note 3)	1,588,398
Accounts receivable, net of allowance of $103,813	5,510,807
Property and equipment, net of accumulated depreciation and amortization of $5,130,112	5,032,385
Other assets	675,222
Total assets	$ 36,040,828
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses (Note 5)	$ 13,726,371
Deferred revenue	100,271
Total liabilities	13,826,642
SUBORDINATED LOANS (NOTE 6)	812,542
COMMITMENTS AND CONTINGENCIES (NOTE 9)	
MEMBER'S CAPITAL	21,401,644
Total liabilities and member's capital	$ 36,040,828

See notes to statement of financial condition.

SAGENT ADVISORS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

1. ORGANIZATION

Sagent Advisors, LLC (the "Company"), a Delaware limited liability company, provides financial advisory services to clients in connection with mergers, acquisitions, financings, restructurings and other transactions. The Company may also act as a placement agent, arranger, dealer-manager and/or underwriter in certain transactions. The Company's clients consist of public and private companies in a variety of industries, including private equity firms. The Company has offices in the United States located in Chicago, Illinois, McLean, Virginia, New York, New York and San Francisco, California.

Effective April 1, 2012, the Company converted from a corporation (formerly known as Sagent Advisors Inc., or "Advisors Inc.") to a limited liability company (the "Conversion"). In connection with the Conversion, the Company became a wholly-owned subsidiary of Sagent Management, LLC ("Management, LLC"), which is a wholly-owned subsidiary of Sagent Holdings, Inc. ("Holdings"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Significant estimates made by management include the allowance for doubtful accounts, deferred tax assets, accrual for employee incentive compensation, and other accrued expenses. Actual results could differ materially from these estimates.

Fair Value of Financial Assets and Liabilities - The carrying value of financial assets and liabilities, including cash and cash equivalents, accounts receivable and certain other assets, and accounts payable and accrued expenses approximates their fair value due to the short-term nature of these financial assets and liabilities.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks, money market investments, short-term government bonds or Treasury Bills, which are held at three major U.S. financial institutions.

Allowance for Doubtful Accounts - The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends and other information. As of December 31, 2013, an allowance of $103,813 has been recorded.

Property and Equipment - Property and equipment consist of furniture, fixtures, equipment, leasehold improvements, and computer hardware and software, which are stated at cost.

The Company applies the provision of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, "*Internal-Use Software*" when costs are incurred in developing software. This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal-use software development costs. Such deferred costs are included in property and equipment in the accompanying statement of financial condition.

The Company periodically evaluates the carrying value of property and equipment when events and circumstances suggest that such assets may be impaired.

Share Based Compensation - Pursuant to Holding's Management Equity Plan (the "MEP" or the "Plan"), which is intended to function as a vehicle to tie key employee incentives to the long term development of Holding's through share ownership of Holding's stock, Holding's may sell or grant shares of its restricted common stock to eligible employees. The MEP is a "book value plan" as discussed in ASC 718, "*Stock Compensation*". The MEP is administered by Holding's Compensation Committee, a sub-committee of its Board of Directors.

The Company accounts for share-based compensation associated with Holding's shares granted to its employees in accordance with ASC 718.

Income Taxes – The Company is included in the consolidated federal, state and local income tax return filed by Holdings, because it is a single member LLC, and is considered a disregarded entity for tax purposes; however, the Company's income tax has been calculated on a separate entity basis for the statement of financial condition. Federal, state and local income taxes are payable to Holdings. The Company accounts for income taxes in accordance with ASC 740-10, "*Income Taxes*". Deferred income taxes are recorded by applying statutory tax rates to temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

ASC 740-10 also clarifies the accounting for uncertainty in income taxes recognized in a company's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. As of December 31, 2013, the Company did not have any unrecognized tax benefits as contemplated by ASC 740-10.

3. SECURITY DEPOSITS

Each of the long-term leases for the Company's offices in the United States required a security deposit. The Company has provided fully cash collateralized letters of credit through a major financial institution in the United States to each of the landlords in connection with the respective office leases. No amounts have been drawn under any of the letters of credit. Total security deposits at December 31, 2013 were $1,588,398. A portion of the security deposits will be reduced at various times throughout the applicable lease period with the final reductions arising no later than sixty days after the applicable lease expiration date.

4. PROPERTY AND EQUIPMENT

As of December 31, 2013, property and equipment consist of the following:

Leasehold improvements	$ 6,700,699
Furniture and fixtures	1,681,656
Computer hardware and software	1,002,466
Internally developed software	398,909
Office equipment	378,767
	10,162,497
Less: accumulated depreciation and amortization	5,130,112
	$ 5,032,385

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2013, accounts payable and accrued expenses consist of the following:

Accrued compensation and benefits	$ 9,277,838
Deferred rent	3,046,789
Accrued professional fees	302,100
Accounts payable	323,835
Interest on subordinated loans	3,507
Related Party	526,797
Other	245,505
	$ 13,726,371

6. SUBORDINATED LOANS

Subordinated loans comprise loans that mature at various times during 2014. Interest is accrued and payable on the subordinated loans at the prime rate. The remaining interest payment dates arise at various times during 2014. Each respective loan contains a principal repayment schedule equal to one third of the loan amount where the remaining payment dates arise at various times between January 3, 2014 and December 15, 2014. Each respective subordinated loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. A subordinated loan would be repayable only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing repayment of subordinated loans. Subject to the foregoing restriction, the principal repayments due pursuant to these subordinated loans is $812,542.

7. MANAGEMENT EQUITY PLAN

The Company recognizes non-cash compensation pursuant to ASC 718 over the vesting period in connection with shares granted to its employees pursuant to the MEP. At December 31, 2013, unamortized compensation costs related to restricted stock grants was $975,361.

8. RELATED PARTY TRANSACTIONS

On April 26, 2007, Advisors Inc. entered into (i) a Stock Purchase Agreement with, and sold shares of its common stock to, Daiwa Capital Markets America Holdings Inc. ("DCMAH") (ii) a Business Alliance with Daiwa Securities Capital Markets Co. Ltd. ("DSCM") (formerly Daiwa Securities SMBC Co. Ltd.) and Daiwa Capital Markets America Inc. (formerly Daiwa Securities America ("Daiwa CM America" and together with DSCM, the "Daiwa Parties")) and (iii) a Services Agreement with the Daiwa Parties (collectively, the "Transaction"). The purpose of the Business

Alliance with DSCM is to increase cross-border investment banking opportunities for the Company, DSCM and its related parties, as well as their respective clients. DCMAH's stock ownership transferred to Holdings in connection with the Conversion.

Pursuant to the Transaction, the Company and the Daiwa Parties collaborate to provide services to certain clients. In connection with any such collaboration, client billing responsibility is assigned to either the Company or the Daiwa Parties, which creates either a receivable or payable for the Company with the Daiwa Parties when client billings arise. Pursuant to certain secondment agreements between the Company, the Daiwa Parties and certain Company employees, the Company is reimbursed by the Daiwa Parties for certain employee benefits and related administrative costs.

Accounts Receivable - As of December 31, 2013, accounts receivable included $647,915 due from related parties, which was collected during January and February 2014.

Accounts Payable and Accrued Expenses - Total payables to the Daiwa Parties related to client billings at December 31, 2013 were $526,797, which was paid during February 2014.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company leases long-term office space at two locations in the United States pursuant to operating leases expiring at various times through November 30, 2020. In addition to these office spaces, during 2013, the Company agreed with the landlord of another office space to shorten the lease expiration date from October 31, 2016 to October 14, 2013. During 2013, the Company entered into a non-cancelable sub-sublease of a portion of one of its locations back to the sublandlord of the office space which expires on April 28, 2018. The related sub-sublease payments are netted against the amounts owed to the sublandlord.

As of December 31, 2013, the future minimum payments under these operating leases, net of the sub-sublease amounts are as follows:

2014	$ 2,107,369
2015	2,297,797
2016	2,208,714
2017	2,078,971
2018	2,443,051
Thereafter	5,024,519
	$ 16,160,421

The Company also leases two temporary office spaces. One with an expiration date of August 31, 2014 for $7,071 per month and the other with an expiration date May 31, 2014 for $1,663 per month.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with its counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2013.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. ASC 820 establishes a hierarchy that categorizes financial instruments, based on the priority of the inputs to the valuation technique into the following three-levels:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

At December 31, 2013, cash equivalents amount to $9,388,132 and are comprised of open-end money market registered funds maintained with major commercial banks in the United States, which are classified as Level 1, and are measured at fair value on a recurring basis based on their quoted net asset value. There were no financial instruments reported at fair value classified as Level 2 or 3 at December 31, 2013.

11. INCOME TAXES

The significant components of Holding's deferred income tax asset, the benefit of which would be made available to the Company, at December 31, 2013, are as follows:

Net operating loss	$ 2,793,000
Restricted Stock	942,000
Accrued compensation	8,000
Deferred rent	329,000
Accrued expenses	113,000
Bad debt expense	39,000
Taxes & Licenses	33,000
Depreciation	29,000
Employee Benefit Programs	4,000
Deferred income taxes before valuation allowance	4,290,000
Valuation allowance	(4,290,000)
	$ -

The Company's net operating carryforwards begin to expire in 2028. Based on the provisions of ASC 740, and the relevant facts and circumstances considered, the Company recorded a valuation allowance against its net deferred tax assets at December 31, 2013.

12. CONCENTRATIONS

Major Clients

The Company is subject to concentration of credit risk with respect to its accounts receivable. The Company had three clients that accounts for 86% of its accounts receivables, net balance at December 31, 2013.

Cash and Cash Equivalents and Security Deposit Concentrations

The Company maintains cash and cash equivalent balances, including security deposits, with major commercial banks in the United States. From time to time, the Company maintains cash and cash equivalents balances in excess of federally insured amounts. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

13. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii) (the "Alternative Standard") which requires that the Company maintain minimum net capital, as defined, of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, whichever is greater. At December 31, 2013, the Company had net capital of $13,828,611, which was in excess of its statutory requirement by $13,578,611.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

14. SUBSEQUENT EVENT

The Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 28, 2014, the date the statement of financial condition were issued, and has concluded that no subsequent events existed that warrant disclosure in the notes to the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2014

The Audit Committee of Sagent Holdings, Inc.
299 Park Avenue, 9th Floor
New York, NY 10171

In planning and performing our audit of the financial statements of Sagent Advisors, LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the United States Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Audit Committee of Sagent Holdings, Inc., management of the Company, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP